EXHIBIT 99.1

TDC acquires 100% of Telmore

Copenhagen, Denmark - Today, TDC have agreed with Telmore's shareholders to acquire the remaining 80% of the company, which brings TDC's owner-ship to 100%. The transaction price is DKK 299m plus dividend for 2003.

In April 2003, TDC acquired 20% of Telmore and at the same time TDC negotiated a possibility to acquire the remaining 80% of Telmore.

Telmore, a web-based reseller of mobile telephony, has 460.000 customers and 70 employees. Telmore's founder and President, Frank Rasmussen, has decided to leave his position. He will be replaced by Allan Christiansen, Executive Vice President with responsibility for residential customers in TDC Solutions.

Henning Vest, President of TDC Mobile International says "I welcome Telmore into the TDC Group and look forward to an expanded working relationship to the benefit of the customers".

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

Contacts:

TDC A/S
Noerregade 21
DK-0900  Copenhagen C
Denmark

Tel. +45 33 43 76 80
Fax +45 33 43 76 78
Internet:www.tdc.com
E-mail:ir@tdc.dk
TDC A/S

CVR-nr. 14 77 39 08   Copenhagen